UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)*

UNWIRED PLANET, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

91531F103
(CUSIP Number)

Hank Brier
General Counsel
Indaba Capital Management, LLC
One Letterman Drive, Building D, Suite DM700
San Francisco, California 94129
(415) 680-1180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 28, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91531F103	SCHEDULE 13D	Page 2 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,990,493
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,990,493

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,990,493
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.99% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1) Calculation of the foregoing percentage is based on 99,965,927 shares of Common Stock, par value $0.001 per share, of Unwired Planet, Inc. (the “Issuer”) based on information provided by the Issuer in its Prospectus Supplement (to Prospectus dated April 16, 2013) filed on June 28, 2013 pursuant to Rule 424(b)(5) (the “Prospectus Supplement”).

CUSIP No. 91531F103	SCHEDULE 13D	Page 3 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,990,493
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,990,493

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,990,493
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.99% (1)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Calculation of the foregoing percentage is based on 99,965,927 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Prospectus Supplement.

CUSIP No. 91531F103	SCHEDULE 13D	Page 4 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Indaba Capital Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,990,493
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,990,493

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,990,493
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.99% (1)
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Calculation of the foregoing percentage is based on 99,965,927 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Prospectus Supplement.

CUSIP No. 91531F103	SCHEDULE 13D	Page 5 of 12 pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,990,493
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 7,990,493

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,990,493
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.99% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Calculation of the foregoing percentage is based on 99,965,927 shares of Common Stock, par value $0.001 per share, of the Issuer based on information provided by the Issuer in its Prospectus Supplement.

CUSIP No. 91531F103	SCHEDULE 13D	Page 6 of 12 pages

Item 1.    Security and Issuer.

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Unwired Planet, Inc., a Delaware corporation (the “Issuer”).

The principal executive offices of the Issuer are located at 170 South Virginia Street, Suite 201, Reno, Nevada 89501, USA.

Item 2.    Identity and Background.

(a)  This Schedule D is being filed jointly on behalf of (i) Indaba Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), (ii) Indaba Partners, LLC, a Delaware limited liability company (the “General Partner”), (iii) Indaba Capital Fund, L.P., a Cayman Islands exempted limited partnership (the “Fund”) and (iv) Derek C. Schrier, a United States citizen and the Senior Managing Member of the Investment Manager and the General Partner (the “Senior Managing Member” and, collectively with the Investment Manager, the General Partner and the Fund, the “Reporting Persons”).  In addition to the Senior Managing Member who also holds the title of Managing Partner and Chief Investment Officer of the Investment Manager and the General Partner, the executive officers of the Investment Manager and the General Partner are (1) Thomas E. McConnon, Partner; (2) Joshua E. Prime, Partner; (3) Anthony Hassan, Partner, Chief Operating Officer and Chief Financial Officer; and (4) Hank Brier, Partner, General Counsel and Chief Compliance Officer.  Messrs. McConnon, Prime, Hassan and Brier are collectively referred to herein as the “Executive Officers”.  A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

(b) The business address of each of the Investment Manager, the General Partner, the Senior Managing Member and the Executive Officers is One Letterman Drive, Building D, Suite DM700, San Francisco, California 94129, USA.  The registered office address of the Fund is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(c) The principal business of the Fund is to make investments.  The principal business of the Investment Manager, the General Partner and the Senior Managing Member is to provide investment management services on behalf of certain clients, including the Fund.  The Investment Manager is the investment manager of the Fund and the General Partner is the general partner of the Fund, and each may exercise the shared voting and dispositive authority over the Common Stock beneficially owned by the Fund.  The Senior Managing Member has sole authority to manage and control both the Investment Manager and the General Partner.  The principal occupation of the Senior Managing Member, Thomas E. McConnon and Joshua E. Prime is to provide investment management services to the Investment Manager and its affiliates.  The principal occupation of Mr. Hassan is Chief Financial Officer and Chief Operating Officer of the Investment Manager and its affiliates.  The principal occupation of Mr. Brier is General Counsel and Chief Compliance Officer of the Investment Manager and its affiliates.

(d) None of the Reporting Persons or the Executive Officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or the Executive Officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Investment Manager and the General Partner is a Delaware limited liability company and the Fund is a Cayman Islands exempted limited partnership.  Each of the Senior Managing Member and the Executive Officers (except for Mr. McConnon) are United States citizens.  Mr. McConnon is a Canadian citizen.

Item 3.    Source or Amount of Funds or Other Consideration.

The responses to Items 4, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The shares of Common Stock held by the Fund were purchased with the working capital of the Fund.  The aggregate purchase price paid for the shares of Common Stock was approximately $13,444,017, including broker commissions.

CUSIP No. 91531F103	SCHEDULE 13D	Page 7 of 12 pages

Item 4.    Purpose of Transaction.

The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.

The shares of Common Stock of the Issuer to which this Schedule 13D relates were acquired for investment purposes in the ordinary course of business.

Pursuant to (i) the Prospectus Supplement (to Prospectus dated April 16, 2013) filed by the Issuer on June 28, 2013 pursuant to Rule 424(b)(5) (the “Prospectus Supplement”) and (ii) the Securities Purchase Agreement between the Issuer and the Fund, dated June 28, 2013 (the “Securities Purchase Agreement”), the Issuer offered, and the Fund purchased, an aggregate of 7,530,120 shares of Common Stock at a price of $1.66 per share.

Pursuant to the terms of the Securities Purchase Agreement, the Fund shall have the right to designate one (1) member to the Issuer’s Board of Directors (the “Initial Investor Director”) provided that such designee meets the criteria that are reasonably acceptable to the nominating committee (or equivalent committee or the full board, as applicable) of the Issuer’s Board of Directors; provided that the Fund shall only have the right to designate the Initial Investor Director so long as the Fund (i) maintains a voting percentage equal to or greater than 5% of the total shares outstanding or (ii) maintain a voting percentage equal to or greater than 3% of the total shares outstanding and holds at least 50% of the senior secured notes issued under the Note Purchase Agreement described below (the “Holding Requirements”).  From and after June 28, 2016 until such time as the Fund no longer meets the Holding Requirements, the Fund shall have the right to designate one (1) additional member to the Issuer’s Board of Directors (the “Additional Investor Director”) provided that such designee meets the criteria that are reasonably acceptable to the nominating committee (or equivalent committee or the full board, as applicable) of the Issuer’s Board of Directors.  The Issuer shall have the right to block an Initial Investor Director or an Additional Investor Director designated by the Fund if such designee holds, or is nominated to hold, a management position or board seat at a company that the Issuer’s Board of Directors reasonably determines directly competes with the Issuer.  In addition, the rights of the Fund to designate (and maintain the right to designate) the Initial Investor Director and the Additional Investor Director shall at all times be subject to applicable rules and published guidance of The NASDAQ Stock Market LLC, including, but not limited to, listing rule 5640 (or any successor rule) and will depend in part on the Fund’s ownership percentage as of the time of the applicable designation.

Additionally, on June 28, 2013, the Issuer filed a registration statement on Form S-3 (the “Form S-3”) with the Securities and Exchange Commission (the “SEC”) for a proposed $12.5 million rights offering.  The terms of this rights offering are set forth in the Form S-3.  The following summary of certain terms of the Form S-3 is not intended to be complete and is qualified in its entirety by reference to the full text of the S-3 filed with the SEC.  The proposed rights offering will be made through the pro rata distribution of non-transferable subscription rights to purchase, in the aggregate, up to 7,530,120 shares of the Issuer’s Common Stock.  Under the proposed rights offering, each shareholder as of the offering’s record date will receive, at no charge, one subscription right for each share of Common Stock owned on the record date, and each right will entitle the rights holder to purchase its pro rata allocation of shares of the Issuer’s Common Stock.  Based on the number of shares outstanding as of June 24, 2013, each rights holder would be entitled to purchase 0.08146 shares of the Issuer’s Common Stock at a subscription price of $1.66 per share.  The subscription ratio may be adjusted as necessary to reflect the actual number of shares of Common Stock issued and outstanding as of the record date.

In order to facilitate this rights offering, on June 28, 2013, the Issuer entered into a purchase agreement (the “Purchase Agreement”) with the Fund, pursuant to which the Fund has agreed to purchase from the Issuer, subject to the satisfaction or waiver of certain conditions, including the timely completion of the rights offering, up to $12.5 million worth of shares of Common Stock at a price per share equal to the subscription price of the rights offering, in a private offering to be closed after the conclusion of the rights offering (the “Purchase Commitment”).  The exact amount of shares to be purchased by the Fund pursuant to the Purchase Agreement will be the remaining shares of Common Stock that are not purchased through the exercise of rights in the rights offering.  If the Issuer’s shareholders do not purchase any shares in the rights offering, the Fund will purchase all of the shares offered pursuant to the Form S-3, or 7,530,120 shares of Common Stock.  In consideration for providing its Purchase Commitment, the Issuer has agreed to issue to the Fund a number of additional shares of Common Stock equal to 3% of the Fund’s Purchase Commitment (the “Additional Shares”).  The amount of Additional Shares issuable to the Fund will be 225,904 shares of Common Stock.

The shares of Common Stock to be sold or otherwise issued to the Fund in connection with its Purchase Commitment will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.   The Issuer has entered into a registration rights agreement with the Fund, dated June 28, 2013 (the “Registration Rights Agreement”), pursuant to which the Issuer has agreed to provide certain customary registration rights to the Fund with respect to the Common Stock that it acquires as a result of its Purchase Commitment in the private placement (including the Additional Shares).

CUSIP No. 91531F103	SCHEDULE 13D	Page 8 of 12 pages

Additionally, on June 28, 2013, the Issuer entered into a Note Purchase Agreement with the Fund with respect to a private placement of $25 million aggregate principal amount of senior secured notes.  The notes will initially bear interest at a rate of 12.875% per annum, payable in-kind for the first two years following issue.  After the first two years, interest on the notes is payable in cash at a rate of 12.5% per annum or in-kind at a rate of 12.875% per annum, at our option.  The notes will mature on June 30, 2018, unless previously redeemed or repurchased by the Issuer.

Copies of the Securities Purchase Agreement, the Purchase Agreement, the Registration Rights Agreement and the Note Purchase Agreement are attached hereto as Exhibits 2, 3, 4 and 5, respectively, and are incorporated herein by reference, and the preceding summaries of each are qualified in their entirety by reference thereto.  This Schedule 13D does not purport to amend, qualify or in any way modify such agreements.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.  Depending on various factors the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, exercising the right to designate one or more members of the Board of Directors of the Issuer described above, engaging in discussions with management, the Board of Directors, other shareholders of the Issuer and other relevant parties, including representatives of any of the foregoing, concerning matters with respect to the Reporting Persons’ investment in the Issuer, purchasing additional Common Stock, selling some or all of their Common Stock, purchasing additional Notes, selling some or all of their Notes, engaging in hedging or similar transactions with respect to their investment in the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference thereto.

 (a), (b) The following disclosure assumes that there are 99,965,927 shares of Common Stock, par value $0.001 per share, of the Issuer outstanding based on information provided by the Issuer in its Prospectus Supplement (to Prospectus dated April 16, 2013) filed on June 28, 2013 pursuant to Rule 424(b)(5) (the “Prospectus Supplement”).  Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Commission pursuant to the Exchange Act:  (i) the Fund may be deemed to beneficially own the 7,990,493 shares of Common Stock that it holds, representing approximately 7.99% of the Common Stock outstanding; (ii) in its capacity as the sole investment manager of the Fund, the Investment Manager may be deemed to beneficially own 7,990,493 shares of Common Stock, representing approximately 7.99% of the Common Stock outstanding; (iii) in its capacity as the sole general partner of the Fund, the General Partner may be deemed to beneficially own 7,990,493 shares of Common Stock, representing approximately 7.99% of the Common Stock outstanding; and (iv) in his capacity as the sole Senior Managing Member of the Investment Manager and the General Partner, the Senior Managing Member may be deemed to beneficially own 7,990,493 shares of Common Stock, representing approximately 7.99% of the Common Stock outstanding.

Each of the of the Executive Officers and other members of the Investment Manager and the General Partner other than the Senior Managing Member disclaims beneficial ownership of the shares of Common Stock that either the Investment Manager or the General Partner may be deemed to beneficially own.  The Reporting Persons specifically disclaim beneficial ownership in the shares of Common Stock reported herein except to the extent of their pecuniary interest therein.

(c)      The Reporting Persons entered into transactions in the Common Stock within the last sixty days which are set forth on Schedule A.

(d)      Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

(e)      Not applicable.

CUSIP No. 91531F103	SCHEDULE 13D	Page 9 of 12 pages

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       The responses to Items 3, 4 and 5 of this Schedule 13D are incorporated herein by reference.

       Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings and relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.       Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement by and among the Reporting Persons.

Exhibit 2:
Securities Purchase Agreement, dated June 28, 2013, by and between the Unwired Planet, Inc. and Indaba Capital Fund, L.P. (filed as Exhibit 10.1 to the current report on Form 8-K filed by Unwired Planet, Inc. on July 2, 2013 and incorporated herein by reference).

Exhibit 3:
Purchase Agreement, dated June 28, 2013, by and between Unwired Planet, Inc. and Indaba Capital Fund, L.P. (filed as Exhibit 10.3 to the current report on Form 8-K filed by Unwired Planet, Inc. on July 2, 2013 and incorporated herein by reference).

Exhibit 4:
Registration Rights Agreement, dated as of June 28, 2013, by and among Unwired Planet, Inc. and Indaba Capital Fund, L.P. (filed as Exhibit 10.4 to the current report on Form 8-K filed by Unwired Planet, Inc. on July 2, 2013 and incorporated herein by reference).

Exhibit 5:
Note Purchase Agreement, dated as of June 28, 2013, by and among Unwired Planet, Inc. and the purchasers named on the signature page thereto (filed as Exhibit 10.2 to the current report on Form 8-K filed by Unwired Planet, Inc. on July 2, 2013 and incorporated herein by reference).

CUSIP No. 91531F103	SCHEDULE 13D	Page 10 of 12 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 8, 2013

INDABA CAPITAL MANAGEMENT, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

/s/ Derek C. Schrier
DEREK C. SCHRIER

CUSIP No. 91531F103	SCHEDULE 13D	Page 11 of 12 pages

SCHEDULE A

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS WITHIN THE PAST SIXTY DAYS

The following table sets forth all transactions with respect to the Common Stock effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Common Stock, inclusive of any transactions effected through 4:00 p.m., New York City time, on July 5, 2013.  Each of the following transactions was effected for the account of Indaba Capital Fund, L.P. (the “Fund”).  Each of the following transactions that occurred on and between May 16, 2013 and June 3, 2013 was effected in the open market through brokers.  The transaction that occurred on June 28, 2013 was effected pursuant to a securities purchase agreement entered into between Unwired Planet, Inc. and the Fund.

Date of Transaction	Purchase or Sale	Amount of Shares Purchased (Sold)	Price Per Share (excluding commissions)
05/16/13	Purchase	85,890	$1.99
05/17/13	Purchase	9,902	$2.04
05/21/13	Purchase	102,100	$2.04
05/22/13	Purchase	99,000	$2.05
05/23/13	Purchase	66,600	$2.04
05/24/13	Purchase	200	$2.05
05/28/13	Purchase	17,112	$2.15
05/29/13	Purchase	6,650	$2.15
05/30/13	Purchase	12,095	$2.13
05/31/13	Purchase	59,892	$2.08
06/03/13	Purchase	932	$2.05
06/28/13	Purchase	7,530,120	$1.66

CUSIP No. 91531F103	SCHEDULE 13D	Page 12 of 12 pages

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13D-1(k)1

The undersigned acknowledge and agree that the foregoing Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date:  July 8, 2013

INDABA CAPITAL MANAGEMENT, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA PARTNERS, LLC

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel

INDABA CAPITAL FUND, L.P.

By:	/s/ Hank Brier
Name: Hank Brier
Title: General Counsel
/s/ Derek C. Schrier
DEREK C. SCHRIER